Filed by Eaton Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Cooper Industries plc; Eaton Corporation

Filer’s SEC File No.: 1-1396

Date: September 20, 2012

[Transcript of Remarks at the Citi 2012 Global Industrials Conference, Boston, MA, September 19, 2012]

MR. SHAH: Niraj Shah. We’re going to get started. Can everyone in the back hear me? Fantastic. Welcome, everyone. Good morning and welcome to the Eaton Corporation presentation. My name is Niraj Shah and I’m with Citigroup. You’re probably wondering why my research colleague is not at the podium today, but as I’ll get into very briefly, Eaton is in the process of the pending acquisition of Cooper, and Eaton is bound by certain regulations under the Irish Takeover Panel Code. As a result, research analysts are not allowed in the room during this presentation, and more importantly, some of Sandy’s comments and responses to Q and A will be governed by what he can and cannot say under the Takeover Code. I suspect some of you are already aware of that, but I wanted to remind you all of Sandy’s limitations on his comments and his responses to Q and A. With that, the format of today will be a little bit different for this presentation. Sandy is going to address you with a formal presentation, and then he’ll open it up directly to you in the form of Q and A. So with that I’d like to introduce the chairman and CEO of Eaton Corporation, Sandy Cutler.

MR. CUTLER: Thanks. Having gotten all those necessary provisions on the table, let’s hop into this. I’ll try to go through this presentation relatively quickly so we have the opportunity to address specific questions you have. Really what you heard from Niraj is pretty well contained in this first page, it’s also in the presentation so I’m going to do you the favor of not reading through every one of these lines. It actually now goes on to second line with all the provisions we have with the Irish Takeover Code. These are the three points I want to cover with you here quickly. For those of you who have not been close to the Eaton story over the last couple of years, a quick overview of what is Eaton today — It’s really been quite a remarkable transformation over the last 12 years — and then step into this next big transformation for Eaton which is our pending acquisition of Cooper Industries talk a little bit about 2012, and the question that is I think on all of our minds, what’s happening not only in ‘12 but really what’s been happening in terms of the global economy and what does that hold for us as we look forward at this point. For these of you who haven’t been close to Eaton, what we have been busy doing over the last 12 years is really reconfiguring our company to be a company that’s focused upon what we believe is one of the powerful megatrends in the economy and the world today, and we believe it continues for many years ahead of us, and that’s the ever-increasing cost of power and the implications that has for the needs and types of solutions that customers in many different end markets need. So whether it’s in a building, in a factory, on a boat, in an airplane, in a ship, on a car or in a truck, people are all dealing with the issue of: How do I use less energy? How do I use it safely? And how do I use it more efficiently? Also being confronted with a whole series of new regulations around the world that deal with the use of power and the ever-increasing need to use less power that tends to drive the specific technology that we’re involved in at increased adoption rates. And that’s why we believe even in a relatively slow growth, we think that is a 2 percent GDP market we’ve been in for the last couple of years, not a market but world forecast for economics. There are opportunities for firms to grow much faster than that, and it’s really this focus on this megatrend which has been helping us. If you look at what’s happened to us as a company, we been through quite a transformation since the 2000 time period in terms of if you look on the left-hand side here in terms of our sales by region, you can see we’re a company that is just 10 percent outside of the U. S. in 2000, now about 55 percent outside of the U. S. , with a really good balance between both developed and developing nations. On the right-hand side, you can see that in terms of our business today, our electrical business is our largest business. It’s about to become even larger once we close the Cooper acquisition. But you can see a really helpful balance now. Where the company was about 70 percent of our sales in terms of aerospace, hydraulics and electrical, it will become almost 80 percent when we put together the Cooper and Eaton businesses. And we think that’s a very significant milestone. We also have worked very hard on the issue of, for those of you who knew Eaton some 10 years ago, you knew Eaton as a company that participated primarily during the early cycle, early segment of an economic cycle, on big play off of our truck business at that time. Obviously for investors who are interested in investing in a medium that had attractive returns right through the cycle, we were not a company that offered a great interest at that point. Today we’re pretty well balanced. Early, mid and late cycle businesses, Cooper does more of building that balance. We think that makes the company really a compelling value, one that you can hold and not have the transactional inefficiency of having to jump in and out. That coupled with a very strong dividend policy we had I think are two very attractive reasons for investors to continue to be interested in Eaton. One of the key issues we also changed in early 2000 was Eaton had been run primarily as a holding company. What I mean by that is we had a collection of very strong individual businesses, but they really didn’t help one another from the point of view of capturing scale and leverage and breadth within the company. What we put in place is a very holistic business system, it’s used across all of our businesses, it’s something we take into our all of our acquisitions. It really helps us move best practices and captures scale around the business.

We’ve been at this some 12 years. It’s one of the great things we think we can bring to Cooper that has been primarily run as a series of seven independent businesses. And I think it will help accelerate their own evolution in that process, and we really look forward to having their team join our team. The result of this you can see has been a very strong improvement in our segment margins. You can see since the early parts of 2000 through 2008 to where we are now, we’re up almost 300 basis points. We announced two years ago in February at our New York analyst meeting we thought we could increase our average of our segment margins from 13 percent to 16 percent. This last year we increased that to 17 percent. That’s before we acquired the Cooper business. So we think there’s a lot more fuel in this tank in terms of continuing to improve the returns and the profitability of the firm. All of this has led to a fairly fundamental revaluation of Eaton, but we really think this is simply the first phase. If you look at this chart, we have tried to contrast three total shareholder return streams since 2000. Eaton is the one on the top, some almost 12 percent compound average growth rate over this 12-year time period, a period of time when the S&P has grown just some 2 percent. This is a very different company than people were used to in the previous 15 or 20 years, where we tended to grow at S&P or below levels in terms of total shareholder return. And the consistency of this time period we’d stack up against the very best in terms of the risk by industrials. In the middle group you can see what we call the PDIs. These are the top 50 percent of the 16 diversified industrials, the top eight. We call them the premier diversified industrials. You can see comparing against that team we’ve done quite well as well. But it’s simply the first stage. We think the second stage comes with the Cooper acquisition, and I’ll describe more to you about that in just a moment. So why are we so excited about this issue of power management? Sometimes it’s hard to put into perspective and really say what does that mean at the street level? What’s the value proposition that is going to drive it?

What are the specific market drivers? Let me just talk about five to you. If you think about a commercial building like this building, we can come into a commercial building and take 20 to 25 percent out of the electrical usage. That’s big money for an owner or a developer. It’s important for anyone who is a tenant as well. That ability to bring together all of that electrical use, apply to it our engineering service capabilities, is one of the real drivers. And whether someone wants to be a lead building or just wants to get their cost down, this is something that’s happening around the world, and we’re a real leader in this regard. Secondly, if you think about hydraulics today, think about this, between now and 2050, there has to be a 100 percent improvement in production of agriculture. That is not going to happen by doing the same things. A big part of that comes through increased mechanization, starting to use implements that are such as a tractor that’s larger than 40 horsepower. Under 40 horsepower, traditionally used in emerging nations, has no hydraulic steering, no hydraulic implement control. Under 40 horsepower you create whole new markets in hydraulics. We’re seeing that happen in India today, in the Ukraine, many areas where people are trying to move up and get productivity up. Third, if you think about aerospace, why do the airlines continue to buy new planes at a time when obviously their debt load is heavy and they’re not making a lot of money? Because they get a 30 percent fuel economy with a new plane versus a plane just six to ten years old. That’s the single biggest lever that’s available to them in improving their business model. Obviously that’s why our involvement in fuel systems, hydraulic systems, pneumatic systems and electrical systems on aircraft makes an enormous difference. Let me switch just quickly to the truck market. The big issue in the truck market traditionally has been reliability and emissions, both very important. For the first time in history, the United States passed a law this year setting new what we would call CAFE standards, Corporate Average Fuel Economy standards. These are mileage standards for improvement, again are going to drive the use of our advanced technology as we try to get heavy-duty trucks to have mileage capabilities over 10 miles a gallon. That’s a big step from where we are today. Last but not least, while it’s hard to believe, the new automotive standards are a 90 percent additional improvement in terms of CAFE standards. And that’s driving the adoption of so many of our new technologies, like super chargers, hollow CK valves, veritable CK valves. That is what is really been causing Eaton to grow so quickly is we are right in the midst of all this, in some cases regulatory driven push on energy, but it is the customer saying, “I have got big power management problems. “ And that’s why we’re riding this big megatrend and why we’re so excited about our growth rate. Let me talk just a little bit about Cooper. This is just a quick chart that gives you a feel for the major acquisitions Eaton has made in the electrical business since we’ve been building the business since 1978. Many people would point to the power acquisition in 2003, which started us in the power quality market, the Moeller and Phoenixtec acquisitions in 2008, major businesses that really helped build on top of the base we have. You can see how they’ve helped us grow around the world. Powerware took us into power quality, which was our first move outside of power distribution and power control. Obviously Cooper takes us into another area. As well as strengthening us in power distribution and control, they take us into lighting as well. So as you can see, a total of some 28 other acquisitions since this 1990. We know this industry well. We have a successful record of integrating businesses and running businesses and improving profitability in the electrical business. This is a quick summary. Some you have I know have read the S4. If you have, thank you. It’s almost 300 pages long before you count the appendix. I’m going to try to give you a little brief review of that here this afternoon. These are the key elements. I’m not going to read through all of this right now. I want to share a couple of perspectives that I think generally have not been fully recognized by investors I’ve had opportunity to talk to. If you look at the synergies, this is what we call the financial benefits here, $375 million of operating synergies, plus $160 million of global cash and resultant tax benefits. Now, why is this significant? We talk about a word “attestation” that many of you may not be familiar with in terms of acquisitions. Under the takeover laws, it’s required that an independent third-party company must appraise and then attest to the synergies that management is representing to the shareholders. So very different than what you would find in a typical American acquisition where you’ll hear management talk about synergies, you’ll have many questions, you’ll try to gauge and calibrate whether you believe the timing or the size. In this case Ernst & Young did an independent, very detailed process to a due care standard of the numbers, the timing, our historic record in this regard, comparables in the industries, a very rigorous process. And then they attest on that to the Irish court, and obviously then are representing they feel this meets the due standard. You normally don’t get that kind of a third-party view, and I think it’s a reason that you can look to this issue of these very handsome synergies with perhaps an increased level of confidence than you might relative to one where you don’t have that additional review. Secondly I would say please look at the $160 millions of tax synergies and recognize that one of the discounts historically for Eaton’s PE has been that we have a lower tax rate here as a U. S. domiciled company than most of our peer companies. Many people have looked at that and said, Gee, we don’t know if that will continue forever, so we’re simply going to mark Eaton up to a 25 percent tax rate. At this point the debate about whether our tax rate is enduring, which we have found it to be over time, really is academic. This now becomes statutory. So that traditional discount in terms of our PE comes off the table. Third, I think when you think about the balance of the company, it’s very important to think about we’ve been about 70 percent in these three targeted areas, aerospace, hydraulics and electrical. This deals puts us over 80 percent. As a result, it really move us we see in terms of what many companies are talking to us about in terms of how they plan on covering our company. We really are now a multi-industry diversified company. We’re no longer looked at as a capital goods company. And that is, we think, worth something to investors. So beyond all the products I’m going to talk to you about and the exciting reasons and the industrial logic, I think there are some structural reasons why this deals become unusually attractive. Here are the products. For those of you who know Cooper, an extremely well-run business. Very unusual deal in that we are two complementary companies. There’s virtually no overlap in product, often very different than what you find in major industrial deals where there’s a significant overlap. There’s a requirement to decide whose product lines survives. A lot of time is spent in that early process. We are complementary. Big industry brand names, powerful names specified around the industry. You know many of these. Cooper Power Systems strengthens Eaton’s participation after we acquire Cooper in the utility segment, a segment where we’ve not been this large. Crouse-Hinds, the name in explosion proof product around the world electrical industry, strengthens position in the industrial side, in an area we’re very interested in. Their Safety business, a business that has been put together around all sorts of safety applications, electrical safety, a business we’re not in today either. Lighting, the second largest load in a building like this, Motors being the largest, we already addressed that, through our variable speed drives and soft starters, Lighting number two, really important we get into that. Wiring devices, another big load you will see on the bottom we’re not in as well. Bussmann, another one of the industry great brand names known around the world for power distribution and fusing solutions. Eaton has traditionally been on the circuit breaker side; we now have both solutions in that regard. B-Line Support structures, heavily used in oil and gas, data centers, anywhere where you got heavy cabling capabilities, again, a safety capability. And the wiring devices used all around you in terms of the plugs, and AFCIs and plugs, a wide range of activities. Seven independent businesses. Very well run. We think we can layer Eaton business system on top of that and plug this into our overall electrical business. It really increases our scale and our logic. You can tell why we’re so excited about this particular transaction. We’re giving you a little more feel for how this fits with our business. We have used the analogy that Cooper allows us to expand upstream and downstream, and perhaps that’s more understandable to us than it is to you. Let me speak about the electrical industry as a system. Upstream means we’re moving from Eaton’s traditional position in medium voltage and low voltage control and power distribution equipment up into the utility applications and working more with utilities. That’s the Cooper Power Systems business. It’s got a very long and valued position on that particular area. Downstream, management of electrical loads, loads such as lighting, and Cooper has got a real position in LED, the fasting-growing, perhaps the most interesting area, the lighting source and fixtures business, and also the wiring devices. So we now cover a broader range of applications. We are able to work with customers in a broader fashion in that regard. And we think of it in all levels of the industry, this is going to be helpful to us. So I mention this broad portfolio of complementary products. The market segmentation I mentioned how that helps us with both end users and individual channels. With the incoming strength on the utility side, we now get more content around smart grid, working on infrastructure in terms of some of the T&D applications, and of course our focus has always been, as has Coopers’, in terms of the safety focus around electrical equipment. This really aligns really well with our own focus in terms of trying to focus on key targeted end markets, like oil and gas and mining, which they also bring complementary products and great strengths, so we can do an even better job for those customers. They have been an attractive business in Europe. They have got business in Asia as well. And you may have heard us talk, we, Eaton, talk, about the fact that many years ago we put in place more corporate structure than some of the emerging nations of the world in advance of growing our businesses, because we wanted to ensure good compliance, and our ability to really run those businesses in line with our global ethical programs. We can drop the Cooper business right into that structure, and it lets us start to absorb that structure more quickly, something we talked about in our analyst meetings before. Then, last, the cash flexibility we have after this transaction is substantially enhanced, and that leads to some of the tax savings we’ve talked about. So really on all cylinders we see this deal as a really attractive transaction. This is the summary of the financials, they have not changed from what we announced on February 23rd. They’re also included in the S4 that’s just been mailed. As you can see, with the sales synergies, the cost-out synergies leading to $375 million of run rate synergies in the fourth year. Global cash management, I mentioned that. $160 million of resultant tax savings, it comes year one, again, fairly unusual that you get that kind of a statutory, kind of strong point right off the bat in terms of big synergies. And approximately $200 million, as you see, of acquisition integration charges, with most of it being incurred in the first three years. You know our reporting convention, that we report on that every quarter and show you how much we have actually spent. That’s how we deal with all of our acquisitions. If you look at what the accretion is, we think very handsome as well. As is true with all acquisitions, there’s a purchase price accounting, setup provisions, which is noncash. So we’ve tried to show you here both the operating EPS accretion. And then you can see, the first year this is very substantially cash accretive as well, which, again, speaks to the strength of the cash flow of this particular transaction. Let me talk very quickly about 2012. For those of us who have followed Eaton, you

k new we came into 2012 with the expectation that our end markets would grow on the order of about 5 percent. At the end of the second quarter with a sort of slowing trend that we’ve seen happen through the second quarter, and our view of what then would be looking at the second half, we lowered that to 3 to 4 percent. This is simply the representation of that. I think what’s particularly interesting and informative on this chart is, if you look at the two orange bars on the right-hand side, the weighted average of Eaton’s markets — this is not GDP, this is the weighted average of Eaton’s markets — in the U. S. up 8 percent this year. Outside of the U. S. , down 1 percent. It’s been a long time since I recall markets outside the U. S. , because that includes all the emerging nations actually declining. And that’s what we are indeed seeing around the world. I think one of the things that’s unusual about this slow growth economy the last couple of years is we’re seeing many of the emerging nations struggling as they have to increase interest rates to knock down inflation and then trying to find what gets their footing back and going at this point. It is leading to another year of record margins. I’ll let this chart speak for itself. As you look down at one of the great successes I think for Eaton over the last several years, particularly coming out of the downturn of 2008 and 2009, is the very handsome year-on-year continued margin improvement. Lots of new products. Higher margin structures. More new technology. Really dependable value propositions. And that’s what’s leading to this on top of all the operating improvements in the company and the fact that we’re successfully getting about $225 million of fixed costs out during the downturn in 2008 and 2009. So we have a higher percentage of variable than we had before that. This is our guidance for this year. It hasn’t changed from what we provided at the end of the second quarter. And I’ll let you simply read through these numbers versus my going through every one. It’s the exact same guidance. We try to give you a tracking — so you can see here January, February, April, July — as to what our view is on these individuals variables that I think are helpful to you in terms of informing why we have reached the conclusions we have about forward guidance. So those are — excuse me. Then a quick update on where we are on Cooper in terms of the process of getting to our closing this in the second half of this. We have filed the proxy with the SEC and the mailing is underway, as I mentioned, just started. The U. S. anticompetition, Hart-Scott-Rodino, process that approval happened in early July. Canada was just last week. And then the revolving finance facilities, you have asked questions about, do you think your interest rate assumptions are going to hold, and how does the financing post this deal look like to you now versus when you announced the deal on May 23rd? I think the comment we can share with you there is that we did some interim financing that was for base Eaton in June, and those rates, which we did publish to you, I think are very attractive rates and I think give you a sense for kind of what the markets look like for Eaton. So we’re very comfortable with what we’ve based all of our preliminary projections upon. With that, I’d be glad to open questions, either on Cooper to the extent that I can answer them on that subject, or other issues that pertain to our markets and our business. Thank you.

MR. SINI: Hi. I’m John Sini from Douglas Lane & Associates. You’ve done a number of acquisitions over the years, the company has been around for a while, but this seems like it’s the largest, if not one of the largest, in a long time. Maybe you can talk about the challenges that you see of integrating Cooper relative to the other acquisitions that you’ve done.

MR. CUTLER: I’d be glad to, to a limited extent, to the extent I can. We’ve done over 60 acquisitions since 2000. So the company is pretty experienced in doing acquisitions. And if you look at a number of these acquisitions relative to the size of the company at that time, you can actually go back, and our 1994 acquisition of the Westinghouse-DCBU business or 1997 acquisition of the Aerocode-Vickers acquisitions are pretty similar in terms of size relative to the company. Having said that, this is a major acquisition; it’s transformative. And we have a high degree of confidence with the lessons learned and the way they’ve been built into the Eaton business system that we know how to do these large-scale acquisitions. We’re particularly pleased with the quality of Cooper. I think for those of you who followed Cooper, you know it’s a very well-run company. So our base philosophy we’ve talked about over a lot of times is we don’t like to buy fixer-uppers. We like to buy really well-run companies and then help to take them to this next level. And this is really consistent with that strategy. The last thing is the team that’s been working on acquisitions within Eaton, it’s not a new team, so there’s a very deep bench strength. But what we have said is that we’ll be out of the M&A market for a couple of years, not simply for the reason of financial capacity, but with the Cooper acquisition and then the two deals we just closed in hydraulics, that’s the SEL Hose business and the Jeil business in South Korea, our management team will be quite busy. So we think really the prudent issue at this point is to onboard these businesses successfully, ensure we get the synergies and get the businesses running correctly before we buy something else. And of course we’ll be paying down debt during this time period as well.

FROM THE FLOOR:(Alex Norton CK Steadfast). In a business that’s obviously getting a little bit diluted post the Cooper acquisition, but maybe you can talk about the trend you’re seeing in the trucks business, especially on the transmission side. Obviously we’ve heard from the industry that there are some efforts to use newer, more advanced transmissions to drive fuel economy and some savings there. How do you sort of see Eaton’s strategy going forward? Then maybe talk about what your relative position might be a year from now, as there does seem to be some market share shift amongst the OEMs, especially in the medium duty trucks, if we look forward 12 months from now, and how that might drive your business.

MR. CUTLER: Glad to do so. But I’m going to take this as an educational appointment too. If you think about Eaton post Cooper, our vehicle business will be about 20 percent. The North American truck business will be about 5 percent. And so I think it’s just helpful in terms of us sort of calibrating a new Eaton. Having said that, the truck industry is one of the industries we talked about in our second quarter conference call that I think is an early indication of what the second half probably looks like in the United States in a lot of businesses. We lowered our guidance from 300,000 to 285,000 units, because as we were talking to fleets, what we were hearing from fleets is they were very concerned about what would happen in the election one way or the other — and this isn’t a comment one way or the other — and the associated fiscal cliff. I think it’s a representation of what’s going on with smaller businesses today that are shorter cycle in nature. The closer we get to the election, we see them hesitating more. And I think you only have to look at truck orders in North America in July and August, and when we lower to 285, we needed to see orders of about 20,000 per month. We got 12,000 in July and 16,000 in August. And while the Navistar situation may have played into the August number, but it happened toward the end of that time period, I suspect not. We’re hearing those kind of conversations go on in a lot of industries right now, so I think the closer to get to election time, it’s easier for people to hesitate. On the specific technology issue, I completely agree with you that the issue is fuel economy. And that’s where our products are still the most fuel efficient. So we’re quite confident with what we’re putting out there in terms of current and the new technology we’re rolling out right now is that the real question there is who gets the best fuel economy. That’s going to be driven by these mileage requirements I mentioned as well. So we’ve got a pretty good forward visibility in that business because, as you know, a lot of it operates under multiyear contracts. If I might — a question here. Go ahead, please.

MS. COCHRAN: Lauren Cochran at Citi. Just wondering if you can extrapolate a little bit the 8 percent U. S. growth you’re expecting for 2012 versus the contraction you’re expecting OUS, and where you’re seeing particular pockets of weakness, whether it’s in the emerging markets or it’s more in the developed international markets.

MR. CUTLER: We’ve commented on this a bit in the second quarter, and I see it’s probably just gone further in this regard, as we look out. Let’s start over in China. We in the second quarter pushed our expectations for any requirement CK in China out of 2012 and said we think that’s a 2013 event. I think what you saw last week in terms of the initial outline of a stimulus program in China is far more in thinking with what we thought would happen. It would be a smaller, more targeted stimulus program. It’s not going to be one that the rest of the world is going to be excited about. It’s probably the right thing for China. We think China is probably growing at about half the official stated rate at this point, which puts it in lower single-digit numbers, and just as they tend to tamp growth on the high end when it’s really going quickly. But China is not going to be the big engine that people had been hoping it would be, and it’s having an impact on a lot of market. We feel it in our hydraulics business where the Chinese construction equipment market really hit the wall in April of 2011 and has really not come back since then, as an example. We feel it in other markets as well. China we think a slower recovery, and the objective is to get it back to 8 percent, not to get it to 12, 16 or a higher number. India, a really difficult situation now, as much a political situation as an economic one. We think that’s going to take some time to sort out, so we really think kind of a flat hand has been put on India at this point. Brazil, a very difficult structural problem with high wage inflation the last four years, now significant import restrictions and high local content requirements. So the Brazil many people talked about several years ago of 6 to 8 percent annual growth, this year 2 percent. It’s not going to get too much better than that for a while. They have got some tough issues to go through. So you take that collection of countries that people were counting on a couple of years ago for sort of 6 to 8 percent, maybe 10 percent growth, that’s not happening. Then I’ll talk about Europe in just a minute. That’s why we say we think most likely we’re living through a multiple-year, slow-growth economic recovery. As the developed nations of the world delever, the emerging nations deal with inflation that came out of a very fast recovery, and now some structural issues they’re having to deal with in their own economy. All that says is that firms have to learn to operate in a lower-growth area and really have to be attached to these megatrends to grow faster than market. Europe, we’ve pushed any expectation of a recovery out of this year. We haven’t seen it get substantially worse, but it’s just muddy slow. And the earlier part of the year when individual countries like Germany were talking about how things were still going well in the first quarter, they kind of joined the camp by this point as well. It’s as much a political problem as an economic problem. But I agree with a number of the comments a number of people made that you have to plan on the European zone, the Middle East, Russia, as being fairly slow growth over the next couple of years. Again, if we step back from that and we say in the U. S. it’s a very different business-to- business, but you have to construct a business model that has got higher variable costs and fixed costs, very tight control of the balance sheet, very tight control over discretionary spending. And that’s how you’ll do better through this individual period of time than if you try to count on there being much higher kind of economic global growth.

FROM THE FLOOR: Mike, can you give us your view on natural gas vehicles adoption over the next five years.

MR. CUTLER: The question is on natural gas and commercial vehicle adoption rates. There’s been a lot written about this, and I think the real key question is, where will the price stabilize? It isn’t going to stabilize at the current price levels, it’s going to make move up. And it does take time to build the infrastructure. I think there’s important experimental work going on right now. We don’t see it as a real large-scale issue here in the next year or two. You heard a similar excitement over hybrid vehicles four or five years ago, and then when you saw the economic subsidies get removed, the market really stepped back substantially. I think until you can see your way clear of really getting that infrastructure built, you’ll see expectation, there will be a lot written about it, but it’s not a big material item at this point.

MR. QUATTRUCI: Brian Quattruci, Eagle Global Advisors. Did Cooper have long-term targets as well, maybe 2015 targets and you kind of just extrapolated those targets into your accretion numbers, or were you even more conservative than that?

MR. CUTLER: I can’t comment on it, because I can’t represent that; it’s not in the S4. We’ll sound more intelligent as we get past this process. Anyone else?

MR. GIB SMITH: So in regards to your power quality management business or power quality business and in lieu of some of the sort of mixed messages we’ve had, can you talk about penetration and the medium-sized data center market in North America and where things are?

MR. CUTLER: Yes. The power quality market, for those of you who aren’t as close to it, it has got kind of three important segments to it. When we talk power quality, we’re talking about the high power UPS market, to be clear. The single-phased marketplace, which is the largest portion of the marketplace, is really attached pretty tightly to server sales. Server sales, I don’t care whose server sales you look, this year have been slower and that market has been slower than we’ve seen over the last couple of years. The mid range, which we often call flow — it’s called the mid range in the industry as well — tends to be that kind of 50 rack or down data center. It can be something as small as a dentist office or it can be a small business, a small data center. It’s been pretty good this year, but it’s been slower than last year. And then the big data centers where a lot of people talk about this in deals where the very big projects are, they tend to get a lot of highlight, it’s picked up a little in the fourth quarter of last year and then it has really been weaker through this year. So this year has been an abnormally weak year in the power quality market, not just here but kind of globally at this point. I think, again, it’s a representation about not so much the technology issue, we believe, but it’s more about the perceived risk of taking a big investment when you’re dealing with this kind of doubt about how is the economy going at this point? A lot of people have asked, what does it take to get that to roll more quickly? We think it takes people feeling a little bit more certainty. Anyone else? Hope you’ve all had good power quality and backup in your homes. Otherwise we can help. Thank very much. See you all this afternoon.

(Applause)

(Concluded at 12:22 p. m. )

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A registration statement on Form S-4 has been filed with the SEC, which includes the Joint Proxy Statement of Eaton and Cooper that also constitutes a Prospectus of Eaton Corporation plc(1). The registration statement was declared effective on September 7, 2012. Eaton and Cooper are commencing sending to their respective shareholders (and to Cooper equity award holders for information only) the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transaction. Investors and shareholders are urged to read the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully because they contain or will contain important information about Eaton, Cooper, Eaton Corporation plc, the transaction and related matters. Investors and security holders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Corporation plc, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Corporation plc with the SEC by contacting Eaton Investor Relations at Eaton Corporation, 1111 Superior Avenue, Cleveland, Ohio 44114 or by calling (888) 328-6647, and may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4466, Houston, Texas 77210 or by calling (713) 209-8400.

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(1)	Currently named Eaton Corporation Limited but expected to be re-registered as Eaton Corporation plc prior to the consummation of the transaction.

Eaton’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.

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